

January 9, 2023

<u>Via Email</u>

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Ste. 800
Washington, D.C. 20005
john.mahon@srz.com

> Re: Modern Markets Flagship Access Fund Inc.
> Registration Statement on Form N-2
> File No. 811-23843

Dear Mr. Mahon:

On December 9, 2022, you filed a registration statement on Form N-2 on behalf of Modern Markets Flagship Access Fund Inc. (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please fill in all blanks, brackets, and otherwise missing information in a post-effective amendment (e.g., fee table, organization documents, etc.). We may have further comments.

Facing Sheet

2. Disclosure states that the Fund's shares "will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of, and/or Regulation D under, the Securities Act." Please revise to state, "Section 4(a)(2)."

Page A-3 – Item 3. Fee Table

3. Footnote 5 refers to the possibility that the Fund may pursue co-investment private equity investment opportunities in underlying operating businesses sourced by Underlying Fund Managers. Please tell us whether such investment opportunities involve affiliates, as defined under the Investment Company Act of 1940 ("1940 Act"). If yes, please clarify that co-investing with affiliates of the Fund requires exemptive relief from the Commission and that

the Fund may not receive such relief. Please tell us whether the Fund plans to apply for exemptive relief.

Page A-4 – Item 3. Fee Table

4. The last sentence in Footnote 7 refers to the "Investment Advisory Agreement." Please confirm the reference is correct, or perhaps refer instead to the "Administration Agreement," if accurate.

5. Please delete Footnote 8 if the expense limitation agreement does not last for at least one year. *See* Item 3, Instr. 3.e. of Form N-1A.

Page A-5 – Item 8. General Description of the Registrant

6. In the second bullet point, disclosure refers to the possibility that a shareholder may be able to sell his/her shares. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell his/her shares. Please reconcile the discrepancy.

Page A-6 – Investment Objective

7. Your disclosure suggests that you will invest significantly in private equity funds, including funds relying on section 3(c)(1) and 3(c)(7) under the 1940 Act, and that you intend to limit sales to investors who satisfy the accredited investor standard. It is the staff's view that closed-end funds similar to yours should also impose a minimum initial investment requirement of at least $25,000. Please revise to include such a requirement.

8. If the Fund will invest in any funds/fund managers that are affiliates of the Fund or its investment adviser, please disclose any related conflicts of interest.

9. In the ninth line of the second paragraph, disclosure states that the Fund may invest in "other credit instruments." Please specify what these other instruments are.

10. If foreign/emerging markets investments are a principal investments strategy, please add such disclosure to this section. *See* "Emerging Markets" risk disclosure on page A-17.

Page A-7 – Fundamental Investment Policies

11. Regarding the sixth and eighth bullet points, please consider adding an explanatory statement after each policy that describes the current 1940 Act limits in order to provide more clarity regarding the fund's investment limitations.

Page A-10 – Senior Securities

12. Please delete "or emergency," from the second to last sentence of this section, which states, "We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes…." *See* section 18(g) of the 1940 Act.

Page A-17 – Mezzanine Investments

13. Disclosure in this section refers to the Fund's possible co-investment in mezzanine loans that may not be protected by financial covenants. If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page A-24 – Non-U.S. Risk

14. Please consider whether it is necessary to add a risk regarding the circumstances of Brexit.

Page A-35 – Repurchase Risks

15. Please tell us on which provision of the federal securities laws the Fund is relying on for repurchases.

16. Please disclose the timeframe on which an investor can expect to receive the payment of proceeds from a share repurchase. We may have additional comments based on your response.

Page A-36 – Forum Selection

17. Disclosure states that "the forum selection clause included in our Bylaws does not cover claims made by Shareholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder." In Part C, disclosure indicates that the Bylaws are to be filed by amendment. Please confirm that the Bylaws explicitly state that the forum selection provision does not apply to claims arising under the federal securities laws. Otherwise, please revise the provision in the Bylaws.

Page A-41 – Interested Directors

18. For each director who is an interested person of the Fund, as defined in section 2(a)(19) of the 1940 Act and the rules thereunder, describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. *See* Item 18.1, Instr. 2 of Form N-2.

Page A-44 – Nominating and Corporate Governance Committee

19. Please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders and, if so, describe the procedures to be followed by shareholders in submitting recommendations. *See* Item 18.5.b.4 of Form N-2.

Page A-48 – Securities Ownership of Our Portfolio Managers

20. Please add all required disclosure regarding portfolio managers. *See* Item 9.1(c) of Form N-2.

Page A-56 – Control Share Acquisition

21. Please consider adding disclosure that addresses the legal uncertainty related to control share act provisions and registered funds (i.e., *Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund, et al.*, 21-CV-327 (JPO) (U.S. Dist. Court., Southern District of New York) (Feb. 17, 2022)).

STATEMENT OF ADDITIONAL INFORMATION

Page B-2 – Item 17. Investment Objectives and Policies

22. Please respond supplementally to the following:

- Describe specifically the types of rights and obligations that side letter agreements would establish. For what consideration? What kind of "restrictions" and "special rights" do the Fund and/or the adviser intend to create via side letter agreements "with respect to activities of the Fund"?

- How would side letter arrangements with the Fund and/or the adviser compare to side letters typically entered into by private funds and their advisers? Would any stockholder be able to request/negotiate side letters with the Fund? Would the Fund be willing to grant special rights to any stockholder? If not, why not?

- Will the adviser (or affiliates) be party to any side letter? Will the adviser (or affiliates) enter into separate side letter agreements or similar arrangements with Fund stockholders who also have side letter agreements with the Fund? What types of rights and obligations would such side arrangements with the adviser create? For what consideration? Would side letters contemplate arrangements with respect to any adviser acting in any capacity other than as adviser to the Fund?

- Describe the Board process for reviewing and approving side letter agreements.

- Describe specifically all special rights that relate, directly or indirectly, to stockholder voting.

- Does the Fund intend to publicly disclose non-public information provided to stockholders? Would such stockholders be required to maintain confidentiality? Would such stockholders be required to agree not to trade on non-public information that they receive from the Fund? If so, what other "actions" can such stockholders take on the basis of non-public information received from the Fund?

* * * * * *

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please respond to our comments in correspondence filed on EDGAR and in an amendment to the registration statement, as applicable.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Jason Fox, Staff Accountant, at (202) 551-6757.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: Jason Fox, Staff Accountant
John Lee, Branch Chief
Christian Sandoe, Assistant Director